Mail Stop 7010

      September 15, 2005



Mr. John G. O`Rourke
Senior Vice President - Finance and Chief Financial Officer
The GEO Group, Inc.
621 NW 53rd Street, Suite 700
Boca Raton, Florida 33487

	RE: 	Form 10-K for the Fiscal Year ended January 2, 2005
                    	Forms 10-Q for the Fiscal Quarters ended
April 3, 2005 and July 3,
		2005
                    	File No. 1-14260


Dear Mr. O`Rourke:

		We have reviewed your response letter dated August 4,
2005
and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 2, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings where applicable.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 15
2. We have reviewed your response to comment 2. Please discuss and analyze the underlying business reasons for the changes in revenues and operating income between periods for each of your segments. Please also discuss the impact of significant non-cash credits and charges on operating income in total and for each segment. For example, some of the increase in operating income in the U.S. operations appears to be due to non-cash credits of $1,150,000 in 2004 compared to non-cash charges of $8,600,000 in 2003. Please refer to SEC Release 33-8350 for guidance.

Financial Statements and Supplementary Data, page 46
3. We have reviewed your response to comment 5. Please revise your proposed future disclosure to state that the audit was conducted in accordance with standards of the Public Accounting Oversight Board, rather than just auditing standards of the Public Accounting Oversight Board.

Financial Statements

Note 10 - Commitments and Contingencies
Litigation, Claims and Assessments, page 76
4. We have reviewed your response to comment 18. Please disclose if you have accrued a minimum amount for the claim of property damage to the Australian facilities and your basis for accruing this minimum amount. Please also disclose if the unfavorable settlement of this litigation would be material to cash flows from operations.

Note 15 - Business Segment and Geographic Information, page 82
5. We have reviewed your response to comment 19. Please provide us with your computation of the 10% materiality test for reportable segments based on assets of your three business lines. Please also tell us why you aggregated the management of mental health facilities and the construction services lines of business with the management of correction and detention facilities line of business. The management of correction and detention facilities constitutes a reportable segment and your other lines of business may not be aggregated with this reportable segment unless they have (a) similar economic characteristics and (b) meet all of the five aggregation criteria in paragraph 17 of SFAS 131. See Question 7 of the FASB Staff Implementation Guide for SFAS 131. Based on the information you provided, these other two lines of business may even have dissimilar economic characteristics from each other based on their different revenue growth rates and gross margins, and might not meet the majority of the five aggregation criteria specified in paragraph
17 of SFAS 131 to be combined with each other. Please provide us with additional information that supports your position that you do not have three separate reportable segments. Please refer to SFAS 131 and EITF 04-10.
6. We have reviewed your response to comment 20. Your reference to the response to comment 2 did not address our question. Please disclose significant non-cash items, other than depreciation and amortization expense, included in operating income for each segment in accordance with paragraph 27 of SFAS 131. The disclosure of costs associated with exit activities for each segment is also required by paragraph 20 of SFAS 146.
7. Please disclose your revenues from external customers for each product and service or each group of similar products and services as required by paragraph 37 of SFAS 131.

Note 16 - Income Taxes, page 84
8. We have reviewed your response to comment 21. Your decision to re-label income from continuing operation in the income taxes note should add some clarity to your tax disclosure. However, this proposed revision does not fully address our initial comment. Please tell us why income before income taxes, equity in earnings of affiliates, discontinued operations and minority interest in the United States of $9,395,000 is less than operating income in the United States in your segment note of $28,641,000. Please also tell us why income before income taxes, equity in earnings of affiliates, discontinued operations and minority interest from the Australian and
South Africa operations of $17,058,000 is more than the total operating income in the Australian and South Africa operations in your segment note of $10,669,000. In doing so, reconciliations between each of these income statement amounts would be helpful, along with an explanation of how each allocation to your U.S. and Foreign operations was performed.

Form 10-Q for the period ended July 3, 2005

General
9. Please address the comments above in your interim filings as well.


Note 2 - Restatements, page 7
Section 4 - Matters Related to Accountants and Financial
Statements,
page 33
10. Given the restatements of your annual financial statements for the year ended January 2, 2005 and your first quarter financial statements dated April 3, 2005 and the pending second restatement of these financial statements, please file an Item 4.02 Form 8-K report regarding non-reliance on previously issued financial statements.



*    *    *    *



      		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

       	If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.



          						Sincerely,



								Rufus Decker
								Branch Chief
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John G. O'Rourke
The GEO Group, Inc.
September 15, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE